1 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

CONDENSED CONSOLIDATED INCOME STATEMENTS

		Three months ended September 30		Nine months ended September 30
(Unaudited - in millions of U.S. dollars, except per share amounts)	Note	2022	2021	2022	2021
Revenues		151.2	179.8	441.6	542.9
Operating expenses	3	99.2	88.6	274.2	277.7
Depreciation and depletion		55.2	48.1	143.1	144.4
Revenue less cost of goods sold		(3.2)	43.1	24.3	120.8
Corporate administration		5.1	4.3	16.0	16.1
Share-based payment expenses	14	(1.3)	0.8	0.2	1.7
Exploration and business development		4.0	2.2	13.8	6.7
(Loss) income from operations		(11.0)	35.8	(5.7)	96.3
Finance income	3	1.3	—	2.1	0.2
Finance costs	3	(5.2)	(8.7)	(23.1)	(26.9)
Other losses	3	(1.0)	(32.0)	(33.0)	(66.1)
(Loss) income before taxes		(15.9)	(4.9)	(59.7)	3.5
Income tax recovery (expense)	15	11.7	(6.4)	9.8	(13.8)
Net loss		(4.2)	(11.3)	(49.9)	(10.3)
Net loss per share
Basic	14	(0.01)	(0.02)	(0.07)	(0.02)
Diluted	14	(0.01)	(0.02)	(0.07)	(0.02)
Weighted average number of shares outstanding (in millions)
Basic	14	682.3	680.8	681.5	680.7
Diluted	14	682.3	680.8	681.5	680.7
See accompanying notes to the condensed consolidated financial statements.

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CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended September 30		Nine months ended September 30
(Unaudited - in millions of U.S. dollars)	Note	2022	2021	2022	2021
Net loss		(4.2)	(11.3)	(49.9)	(10.3)
Other comprehensive income
Gain on revaluation of non-current derivative financial liabilities	10	44.5	20.3	130.7	47.5
Deferred income tax related to non-current derivative financial liabilities	10	(16.3)	—	(16.3)	—
Total other comprehensive income		28.2	20.3	114.4	47.5
Total comprehensive income		24.0	9.0	64.5	37.2
See accompanying notes to the condensed consolidated financial statements.
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CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at September 30	As at December 31
(Unaudited - in millions of U.S. dollars)	Note	2022	2021
ASSETS
Current assets
Cash and cash equivalents		247.0	481.5
Trade and other receivables	4	11.4	26.4
Inventories	7	101.6	101.0
Current income tax receivable		—	3.1
Investments	5	32.9	59.5
Prepaid expenses and other		8.8	14.8
Total current assets		401.7	686.3
Mining interests	8	1,850.9	1,787.9
Other assets		2.3	2.6
Total assets		2,254.9	2,476.8
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	6	178.0	172.9
Current income tax payable		0.4	—
Total current liabilities		178.4	172.9
Reclamation and closure cost obligations	13	105.7	154.6
Non-current derivative financial liabilities	10	473.3	618.4
Long-term debt	9	394.7	491.0
Deferred tax liabilities		71.9	69.6
Lease obligations	11	4.0	10.7
Other liabilities		3.8	3.7
Total liabilities		1,231.8	1,520.9
Equity
Common shares	14	3,157.1	3,155.4
Contributed surplus		108.5	107.5
Other reserves		21.4	(93.0)
Deficit		(2,263.9)	(2,214.0)
Total equity		1,023.1	955.9
Total liabilities and equity		2,254.9	2,476.8
See accompanying notes to the condensed consolidated financial statements.

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CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Nine months ended September 30
(Unaudited - in millions of U.S. dollars)	Note	2022	2021
COMMON SHARES
Balance, beginning of period		3,155.4	3,154.0
Issuance of common shares under First Nations agreements		0.6	0.4
Exercise of options and vested performance share units		1.1	0.6
Balance, end of period		3,157.1	3,155.0
CONTRIBUTED SURPLUS
Balance, beginning of period		107.5	106.7
Exercise of options and vested performance share units	14	(1.1)	(0.6)
Equity settled share-based payments		2.1	1.3
Balance, end of period		108.5	107.4
OTHER RESERVES
Balance, beginning of period		(93.0)	(116.8)
Gain on revaluation of non-current derivative financial liabilities (net of tax)	10	114.4	47.5
Balance, end of period		21.4	(69.3)
DEFICIT
Balance, beginning of period		(2,214.0)	(2,354.6)
Net loss		(49.9)	(10.3)
Balance, end of period		(2,263.9)	(2,364.9)
Total equity		1,023.1	828.2
See accompanying notes to the condensed consolidated financial statements.
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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Three months ended September 30		Nine months ended September 30
(Unaudited - in millions of U.S. dollars)	Note	2022	2021	2022	2021
OPERATING ACTIVITIES
Net loss		(4.2)	(11.3)	(49.9)	(10.3)
Adjustments for:
Foreign exchange gain		(5.6)	(3.5)	(6.6)	(3.3)
Depreciation and depletion		55.3	48.3	143.6	145.3
Financial instrument transaction costs		—	—	—	0.4
Other non-cash adjustments	16	6.6	36.8	43.7	68.3
Income tax expense	15	(11.7)	6.4	(9.8)	13.8
Finance income	3	(1.3)	—	(2.1)	(0.2)
Finance costs	3	5.2	8.7	23.1	26.9
Reclamation and closure costs paid	13	(1.0)	(3.5)	(3.9)	(9.3)
		43.3	81.9	138.1	231.6
Change in non-cash operating working capital	16	10.1	(27.0)	21.5	(11.8)
Income taxes recovered (paid)		0.3	(0.6)	(0.7)	(1.8)
Cash generated from operations		53.7	54.3	158.9	218.0
INVESTING ACTIVITIES
Mining interests		(69.9)	(55.4)	(221.6)	(189.2)
Blackwater stream transaction costs paid		—	—	(2.6)	—
Proceeds from sale of Blackwater		—	39.4	—	39.4
Tax refunds collected from Mesquite sale	4	12.8	—	12.8	—
Proceeds from sale of other assets		0.5	0.4	0.9	0.8
Investment and other financial instrument acquisitions		—	—	(4.1)	(34.7)
Interest received		1.3	—	2.1	0.2
Cash used by investing activities		(55.3)	(15.6)	(212.5)	(183.5)
FINANCING ACTIVITIES
Repayment of long-term debt and premium paid	9	—	—	(101.6)	—
Proceeds received from issuance of shares	14	—	—	0.9	0.1
Lease payments		(2.6)	(2.6)	(7.7)	(8.0)
Cash settlement of non-current derivative financial liabilities	10	(5.4)	(7.3)	(30.7)	(25.8)
Interest paid		(17.2)	(15.7)	(36.6)	(37.1)
Cash used by financing activities		(25.2)	(25.6)	(175.7)	(70.8)
Effect of exchange rate changes on cash and cash equivalents		(3.4)	(0.6)	(5.2)	0.9
Change in cash and cash equivalents		(30.2)	12.5	(234.5)	(35.4)
Cash and cash equivalents, beginning of period		277.2	138.4	481.5	186.3
Cash and cash equivalents, end of period		247.0	150.9	247.0	150.9
Cash and cash equivalents are comprised of:
Cash		179.1	100.9	179.1	100.9
Short-term money market instruments		67.9	50.0	67.9	50.0
		247.0	150.9	247.0	150.9
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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022
(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)
1. Description of business and nature of operations
New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the Rainy River Mine in Canada (“Rainy River”), the New Afton Mine in Canada (“New Afton”), and the Cerro San Pedro Mine in Mexico (in reclamation) (“Cerro San Pedro” or "CSP"). The Company also holds approximately a 4% equity stake in Artemis Gold Inc. and other Canadian-focused investments.
The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the NYSE American under the symbol NGD. The Company’s registered office is located at 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2, Canada.
2. Basis of preparation and significant accounting policies
(a) Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board on a basis consistent with the accounting policies disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2021.
These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies are presented as Note 2 in the audited consolidated financial statements for the year ended December 31, 2021 and have been consistently applied in the preparation of these unaudited condensed consolidated interim financial statements. These unaudited condensed consolidated interim financial statements were approved by the Board of Directors of the Company on November 2, 2022.

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3. Expenses
(a) Operating expenses by nature

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2022	2021	2022	2021
OPERATING EXPENSES BY NATURE
Raw materials and consumables	44.8	38.7	136.5	116.0
Salaries and employee benefits	33.8	33.1	108.3	106.2
Contractors	19.5	17.7	59.2	57.1
Repairs and maintenance	11.4	11.4	36.3	36.0
General and administrative	8.0	6.4	27.1	17.7
Leases	1.1	0.7	3.2	1.9
Royalties	2.0	1.9	6.2	5.2
Drilling and analytical	2.7	2.3	5.0	6.2
Other	3.9	0.8	11.7	6.3
Total production expenses	127.2	113.0	393.5	352.6
Less: Production expenses capitalized	(35.7)	(15.7)	(123.9)	(70.4)
Add: Change in inventories	7.7	(8.7)	4.6	(4.5)
Total operating expenses	99.2	88.6	274.2	277.7

(b) Finance costs and income

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2022	2021	2022	2021
FINANCE COSTS
Interest on senior unsecured notes	7.5	9.2	24.9	27.3
Accretion	1.2	1.1	3.4	2.8
Loss on repayment of long-term debt (Note 9)	—	—	4.3	—
Other finance costs	1.5	1.7	4.1	5.0
Total finance costs	10.2	12.0	36.7	35.1
Less: amounts included in cost of qualifying assets	(5.0)	(3.3)	(13.6)	(8.2)
Total finance costs	5.2	8.7	23.1	26.9
FINANCE INCOME
Interest income	1.3	—	2.1	0.2

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(c) Other gains and (losses)

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2022	2021	2022	2021
OTHER (LOSSES) AND GAINS
Gain on foreign exchange	6.5	3.5	7.7	2.2
Gain (loss) on disposal of assets	0.4	0.1	(2.0)	(1.5)
Loss on revaluation of investments	(14.8)	(13.2)	(30.7)	(26.9)
Unrealized gain (loss) on revaluation of non-current derivative financial liabilities	14.5	(21.9)	3.3	(36.1)
Loss on revaluation of copper price option contracts	—	—	—	(1.5)
(Loss) gain on foreign exchange derivative	(7.4)	0.9	(8.3)	0.9
Revaluation of CSP's reclamation and closure cost obligation	0.3	(1.2)	(1.4)	(3.2)
Financial instrument transaction costs	—	—	—	(0.4)
Flow through share premium(1)	—	—	—	1.7
Other	(0.5)	(0.2)	(1.6)	(1.3)
Total other losses	(1.0)	(32.0)	(33.0)	(66.1)
1.Flow through share premium recognized in income when the Company renounced the related tax benefits of the 2020 flow through share issuance.

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4. Trade and other receivables

	As at September 30	As at December 31
(in millions of U.S. dollars)	2022	2021
TRADE AND OTHER RECEIVABLES
Trade receivables	3.0	5.3
Sales tax receivable	8.7	7.9
Unsettled provisionally priced concentrate derivatives and swap contracts (Note 12)	(0.4)	(0.6)
Proceeds due from sale of Mesquite(1)	—	12.8
Other	0.1	1.0
Total trade and other receivables	11.4	26.4
1.During September 2022, the Company collected the $12.8 million receivable for outstanding income tax refunds at Mesquite.

5. Investments

	As at September 30	As at December 31
(in millions of U.S. dollars)	2022	2021
MARKETABLE EQUITY SECURITIES
Artemis Gold Inc.	23.1	40.3
Talisker Resources Ltd.	3.9	9.1
Other marketable securities	4.5	8.3
Total marketable equity securities	31.5	57.7
Other investments(1)	1.4	1.8
Total investments	32.9	59.5
1.Other investments includes restricted units and investments in private entities.

6. Trade and other payables

	As at September 30	As at December 31
(in millions of U.S. dollars)	2022	2021
TRADE AND OTHER PAYABLES
Trade payables	65.0	52.0
Interest payable	6.6	14.9
Accruals	65.3	57.4
Current portion of reclamation and closure cost obligations (Note 13)	10.5	5.6
Current portion of gold stream obligation (Note 10)	23.8	30.3
Current portion of New Afton free cash flow interest obligation (Note 10)	—	12.7
Current portion of derivative liabilities (Note 12)	6.8	—
Total trade and other payables	178.0	172.9

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7. Inventories

	As at September 30	As at December 31
(in millions of U.S. dollars)	2022	2021
INVENTORIES
Stockpile ore	9.5	23.7
Work-in-process	14.4	10.0
Finished goods(1)	15.9	14.3
Supplies	61.8	53.0
Total current inventories	101.6	101.0
1.The amount of inventories recognized in operating expenses for the three and nine months ended September 30, 2022 was $96.1 million and $264.9 million (2021 - $85.2 million and $267.2 million).

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8. Mining interests

Mining Properties
	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
(in millions of U.S. dollars)
COST
As at December 31, 2020	1,569.4	300.4	1,299.1	157.0	3,325.9
Additions	113.2	110.6	36.5	59.0	319.3
Disposal of Blackwater stream(1)	—	(150.0)	—	—	(150.0)
Disposals	(0.3)	—	(7.6)	—	(7.9)
Transfers	63.6	—	34.3	(97.9)	—
As at December 31, 2021	1,745.9	261.0	1,362.3	118.1	3,487.3
Additions	68.4	77.0	25.0	39.8	210.2
Disposals	(0.2)	—	(6.9)	—	(7.1)
Transfers(2)	83.9	(133.1)	120.0	(70.8)	—
As at September 30, 2022	1,898.0	204.9	1,500.4	87.1	3,690.4
ACCUMULATED DEPRECIATION
As at December 31, 2020	909.1	—	588.5	—	1,497.6
Depreciation for the year	96.7	—	110.6	—	207.3
Disposals	(0.1)	—	(5.4)	—	(5.5)
As at December 31, 2021	1,005.7	—	693.7	—	1,699.4
Depreciation for the period	70.7	—	73.4	—	144.1
Disposals	(0.1)	—	(4.0)	—	(4.1)
As at September 30, 2022	1,076.4	—	763.1	—	1,839.4
CARRYING AMOUNT
As at December 31, 2021	740.2	261.0	668.6	118.1	1,787.9
As at September 30, 2022	821.6	204.9	737.3	87.1	1,850.9
1.In December 2021 the Company disposed of it's Blackwater stream for $300.0 million resulting in a net gain of $147.3 million.
2.Non-depletable transfers of $133.1 million is made up of $84.8 million from the New Afton thickened and amended tailings facility and $48.3 million from the Rainy River Intrepid zone.

Carrying amount by property as at September 30, 2022

(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	406.7	203.7	268.7	16.7	895.8
Rainy River	414.9	0.1	467.5	70.4	952.9
Other(1)	—	1.1	1.1	—	2.2
Carrying amount	821.6	204.9	737.3	87.1	1,850.9
1.Other includes corporate balances.
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Carrying amount by property as at December 31, 2021:

(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	396.5	224.0	154.0	44.1	818.6
Rainy River	343.7	35.9	513.1	74.0	966.7
Other(1)	—	1.1	1.5	—	2.6
Carrying amount	740.2	261.0	668.6	118.1	1,787.9
1.Other includes corporate balances.

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9. Long-term debt
Long-term debt consists of the following:

	As at September 30	As at December 31
(in millions of U.S. dollars)	2022	2021
LONG-TERM DEBT
Senior unsecured notes - due May 15, 2025 (a)	—	97.1
Senior unsecured notes - due July 15, 2027 (b)	394.7	393.9
Credit Facility (c)	—	—
Total long-term debt	394.7	491.0
(a) Redemption of 2025 Senior Unsecured Notes
In May 2022, the Company redeemed the $100.0 million principal amount of its outstanding 2025 Unsecured Notes. The redemption was funded with cash on hand. The Company recognized a loss on repayment of long-term debt of $4.3 million, primarily comprised of the early redemption premium paid and the de-recognition of deferred financing charges associated with the 2025 Unsecured Notes.
(b) Senior Unsecured Notes - due July 15, 2027
As at September 30, 2022, the Company has $400.0 million of senior unsecured notes outstanding that mature and become due and payable on July 15, 2027 ("2027 Unsecured Notes"). The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual installments on January 15 and July 15 of each year.

The 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.
The 2027 Unsecured Notes are redeemable by the Company in whole or in part:
•At any time prior to July 15, 2023 at a redemption price of 100% of the aggregate principal amount of the 2027 Unsecured Notes, plus a make-whole premium (consisting of the redemption price as described below, and future interest that would have been paid up to the first call date of July 15, 2023), plus accrued and unpaid interest, if any, to the redemption date.
•During the 12-month period beginning on July 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2027 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2023	103.75
2024	101.88
2025 and thereafter	100.00

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(c) Credit Facility
The Company holds a revolving credit facility (the "Credit Facility”) with a maturity date of December 2025 and a borrowing limit of $400.0 million. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. The Credit Facility contains three covenant tests all of which are measured on a rolling four-quarter basis at the end of every quarter:
•The minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest;
•The maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”); and
•The maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”).

Significant financial covenants are as follows:

		Twelve months ended September 30	Twelve months ended December 31
Financial Covenant		2022	2021
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0:1.0	5.4 : 1	7.2 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5:1.0	1.4 : 1	0.6 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0:1.0	0.2 : 1	0.1 : 1
The interest margin on drawings under the Credit Facility ranges from 1.25% to 3.75% over LIBOR, the Prime Rate or the Base Rate based on the Company’s Leverage Ratio, and the currency and type of credit selected by the Company. Based on the Company’s Leverage Ratio, the rate is 2.50% over LIBOR as at September 30, 2022 (December 31, 2021 – 2.25%). The standby fees on undrawn amounts under the Credit Facility range from 0.51% to 0.84%, depending on the Company’s Leverage Ratio. Based on the Company’s Leverage Ratio, the rate is 0.56% as at September 30, 2022 (December 31, 2021 – 0.51%).
For the nine months ended September 30, 2022, $nil has been drawn under the Credit Facility. The Credit Facility has been used to issue letters of credit amounting to $27.2 million (December 31, 2021 - $24.1 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies.

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10. Non-current derivative financial liabilities
The following is a summary of the change in non-current derivative financial liabilities:

(in millions of U.S. dollars)	Rainy River	New Afton	Total
CHANGE IN NON-CURRENT DERIVATIVE FINANCIAL LIABILITIES
Balance, December 31, 2020	217.9	436.1	654.0
Settlements during the period	(26.8)	(4.8)	(31.6)
Fair value adjustments related to changes in the Company’s own credit risk(1)	(4.0)	(19.9)	(23.9)
Other fair value adjustments(2)	6.9	56.0	62.9
Balance, December 31, 2021	194.0	467.4	661.4
Less: current portion	(30.3)	(12.7)	(43.0)
Non-current portion of derivative financial liabilities	163.7	454.7	618.4
Balance, December 31, 2021	194.0	467.4	661.4
Settlements during the period(3)	(17.9)	(12.4)	(30.3)
Fair value adjustments related to changes in the Company’s own credit risk(1)	(35.5)	(95.2)	(130.7)
Other fair value adjustments(2)	17.3	(20.6)	(3.3)
Balance, September 30, 2022	157.9	339.2	497.1
Less: current portion(4)	(23.8)	—	(23.8)
Non-current portion of derivative financial liabilities	134.1	339.2	473.3
1.Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income.
2.Other fair value adjustments are included in the consolidated income statements.
3.Settlements during the period are on an accrual basis.
4.The current portion of the derivative financial liabilities is included in trade and other payables on the statement of financial position.

Rainy River Gold Stream Obligation
In 2015, the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”). Under the terms of the agreement, the Company will deliver to Royal Gold 6.5% of gold production from Rainy River up to a total of 230,000 ounces of gold and then 3.25% of the mine’s gold production thereafter. The Company will also deliver to Royal Gold 60% of the mine’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter.
In addition to the upfront $175.0 million deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold will reduce the $175.0 million deposit over the life of the mine. Upon expiry of the 40 year term of the agreement (which may be extended in certain circumstances), any balance of the $175.0 million upfront deposit remaining unpaid will be refunded to Royal Gold.
The Company has designated the gold stream obligation as a financial liability at fair value through profit or loss (“FVTPL”) under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at each reporting period with changes in fair value reflected in the consolidated income statements and consolidated statements of comprehensive income.
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Fair value adjustments represent the net effect on the gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date.
New Afton Free Cash Flow Interest Obligation
In 2020, New Gold entered into a strategic partnership with Ontario Teachers’ Pension Plan (“Ontario Teachers’”). Under the terms of the strategic partnership, Ontario Teachers' acquired a 46% free cash flow interest in the New Afton mine for upfront cash proceeds of $300 million. Ontario Teachers' has an option to convert the free cash flow interest into a 46% joint venture interest in New Afton in the fourth year, or have their free cash flow interest remain as a free cash flow interest at a reduced rate of 42.5%. The agreement includes a minimum cash guarantee at the end of four years and a buyback option for New Gold.
The Company has designated the free cash flow interest obligation as an FVTPL under the scope of IFRS 9. Fair value of the free cash flow interest obligation on initial recognition was determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in net earnings. Fair value adjustments as a result of the Company’s own credit risk are recorded in the consolidated statement of comprehensive income, as required by IFRS 9 for financial liabilities designated as at FVTPL.
Components of the adjustment to fair value for the non-current derivative financial liabilities at each reporting date include:

Financial instrument	Components of the adjustment to fair value
Rainy River gold stream obligation
•Accretion expense due to passage of time
•Change in the risk-free interest rate
•Change in the Company specific credit spread
•Change in any expected ounces to be delivered
•Change in future metal prices

New Afton free cash flow interest obligation
•Accretion expense due to passage of time
•Change in the risk-free interest rate
•Change in the Company specific credit spread
•Change in any expected ounces to be delivered
•Change in future metal prices
•Change in production profile, operating and capital costs at New Afton, including     considerations to the minimum cash guarantee over the first four years of the instrument

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11. Leases
(a) Right-of-use assets
The Company leases assets such as buildings, mobile equipment, and machinery. These assets are included in Mining Interests on the statement of financial position and are classified as plant & equipment as per Note 8 of the Company’s condensed consolidated financial statements.

	As at September 30	As at December 31
(in millions of U.S. dollars)	2022	2021
RIGHT-OF-USE- ASSETS
Opening balance	32.0	35.2
Additions	—	0.5
Depreciation	(5.2)	(0.8)
Disposals	—	(2.9)
Total right-of-use-assets	26.8	32.0
(b) Lease liabilities
Please see below for a maturity analysis of the Company’s lease payments:

	As at September 30	As at December 31
(in millions of U.S. dollars)	2022	2021
MATURITY ANALYSIS FOR LEASES
Less than 1 year	8.5	10.1
Between 1 and 3 years	4.3	10.8
Between 3 and 5 years	—	0.1
Total undiscounted lease payments(1)	12.8	21.0
Carrying value of lease liabilities	12.6	20.3
Less: current portion of lease liabilities(2)	(8.6)	(9.6)
Non-current portion of lease liabilities	4.0	10.7
1.Total undiscounted lease payments excludes leases that are classified as short term and leases for low value assets, which are not recognized as lease liabilities.
2.The current portion of the lease liabilities is included in trade and other payables on the statement of financial position.
For the three and nine months ended September 30, 2022, the Company recognized $0.2 million and $0.6 million, respectively, in interest expense on lease liabilities (2021 - $0.2 million and $0.8 million).
For the three and nine months ended September 30, 2022, the Company expensed $0.6 million and $1.7 million, respectively, related to leases that are classified as short term (2021 - $0.9 million and $1.6 million).

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12. Derivative instruments

	As at September 30	As at December 31
(in millions of U.S. dollars)	2022	2021
DERIVATIVE ASSETS (LIABILITIES)
Foreign exchange forward contracts(1)	(6.8)	1.5
Unsettled provisionally priced concentrate derivatives, and swap contracts(2)	(0.4)	(0.6)
Total derivative (liabilities) assets	(7.2)	0.9
1.Foreign exchange forward contracts are included within trade and other payables in the statement of financial position.
2.Unsettled provisionally priced concentrate derivatives are included within trade and other receivables in the statement of financial position.

(a)    Provisionally priced contracts
The Company had provisionally priced sales for which price finalization is outstanding at September 30, 2022. Realized and unrealized gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables.
The following tables summarize the realized and unrealized gains (losses) on provisionally priced sales:

	Three months ended September 30, 2022			Nine months ended September 30, 2022
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	0.3	1.3	1.6	0.5	5.2	5.7
Unrealized	(0.4)	(7.0)	(7.4)	(0.3)	(4.1)	(4.4)
Total (loss) gain	(0.1)	(5.7)	(5.8)	0.2	1.1	1.3

	Three months ended September 30, 2021			Nine months ended September 30, 2021
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	(0.7)	(2.3)	(3.0)	(0.3)	8.1	7.8
Unrealized	0.5	1.0	1.5	(0.3)	(1.0)	(1.3)
Total (loss) gain	(0.2)	(1.3)	(1.5)	(0.6)	7.1	6.5
The following tables summarize the realized and unrealized gains (losses) on gold and copper swap contracts:

	Three months ended September 30, 2022			Nine months ended September 30, 2022
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON SWAP CONTRACTS
Realized	(1.0)	0.7	(0.4)	(1.6)	(5.2)	(6.8)
Unrealized	1.1	7.1	8.3	0.6	3.4	4.0
Total gain (loss)	0.1	7.8	7.9	(1.0)	(1.8)	(2.8)
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	Three months ended September 30, 2021			Nine months ended September 30, 2021
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON SWAP CONTRACTS
Realized	0.4	3.6	4.0	0.2	(11.8)	(11.6)
Unrealized	(0.4)	(2.2)	(2.6)	0.2	1.0	1.2
Total gain (loss)	—	1.4	1.4	0.4	(10.8)	(10.4)
The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:

	As at September 30	As at December 31
	2022	2021
VOLUMES SUBJECT TO FINAL PRICING NET OF OUTSTANDING SWAPS
Gold ounces (000s)	0.9	0.7
Copper pounds (millions)	1.5	1.0

(b) Foreign exchange forward contracts
The Company entered into foreign exchange forward contracts in order to hedge operating costs at the New Afton and Rainy River mines. These contracts are treated as derivative financial instruments and marked-to-market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses are recorded within operating expenses.

In the third quarter, the Company entered into foreign exchange forward contracts hedging C$45.0 million per month for the periods of October 2022 to December 2022. The Company entered into additional foreign exchange forward contracts of C$20.0 million per month for the periods of January 2023 to March 2023. As at September 30, 2022, the fair value of the unrealized foreign exchange forward contract liabilities was $6.8 million.

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13. Reclamation and closure cost obligations
Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	Rainy River	New Afton	Cerro San Pedro	Total
CHANGES TO RECLAMATION AND CLOSURE COST OBLIGATIONS
Balance – December 31, 2020	81.4	34.2	3.6	119.2
Reclamation expenditures	(3.6)	—	(6.2)	(9.8)
Unwinding of discount	1.6	0.6	—	2.2
Revisions to expected cash flows	30.0	14.2	4.2	48.4
Foreign exchange movement	—	0.3	(0.1)	0.2
Balance – December 31, 2021	109.4	49.3	1.5	160.2
Less: current portion of closure costs (Note 6)	(4.2)	—	(1.4)	(5.6)
Non-current portion of closure costs	105.2	49.3	0.1	154.6
Balance – December 31, 2021	109.4	49.3	1.5	160.2
Reclamation expenditures	(1.4)	—	(1.9)	(3.3)
Unwinding of discount	1.7	0.7	—	2.4
Revisions to expected cash flows	(20.5)	(14.5)	1.4	(33.6)
Foreign exchange movement	(6.8)	(2.7)	—	(9.5)
Balance –September 30, 2022	82.4	32.8	1.0	116.2
Less: current portion of closure costs (Note 6)	(9.7)	—	(0.8)	(10.5)
Non-current portion of closure costs	72.7	32.8	0.2	105.7

Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The decrease in the reclamation and closure costs obligation was primarily driven by higher discount rates applied to the liabilities which was 3.1% as at September 30, 2022 (Dec 31, 2021 - 1.7%).

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14. Share capital
At September 30, 2022, the Company had an unlimited number of authorized common shares, of which 682.3 million common shares were issued and outstanding.
(a) No par value common shares issued

	Number of shares	Value of shares
(in millions of U.S. dollars, except where noted)	(000s)	$
NO PAR VALUE COMMON SHARES ISSUED
Balance at December 31, 2020	680,250	3,154.0
Issuance of common shares	250	0.4
Exercise of options and vested performance share units	646	1.0
Balance at December 31, 2021	681,146	3,155.4
Issuance of common shares under First Nations agreements	375	0.6
Exercise of options and vested performance share units	755	1.1
Balance at September 30, 2022	682,276	3,157.1

(b) Share-based payment expenses
The following table summarizes share-based payment expenses:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2022	2021	2022	2021
SHARE-BASED PAYMENT EXPENSES(1)
Stock option expense	0.4	0.3	1.0	0.8
Performance share unit expense	(0.1)	0.3	0.2	1.2
Restricted share unit expense	(0.7)	0.5	0.4	1.0
Deferred share unit expense	(1.4)	—	(1.6)	(0.7)
Shares issued under First Nations agreements	0.2	—	0.5	(0.1)
Total share-based payment expenses	(1.6)	1.1	0.5	2.2
1.     For the three and nine months ended September 30, 2022, $(0.3) and $0.3 million of share-based expenses were recognized in operating expenses (2021 – $0.3 million and $0.5 million).

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(i) Stock options
The following table presents changes in the Company’s stock option plan:

	Number of options	Weighted average exercise price
	(000s)	C$/share
CHANGES TO THE COMPANY'S STOCK OPTION PLAN
Balance at December 31, 2020	4,835	1.59
Granted	1,708	2.06
Exercised	(203)	1.18
Forfeited	(339)	2.00
Expired	(245)	4.82
Balance at December 31, 2021	5,756	1.58
Granted	1,290	2.18
Exercised	(755)	1.17
Forfeited	(164)	2.71
Expired	(68)	3.97
Balance at September 30, 2022	6,059	1.70
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(c) Earnings (loss) per share
The following table sets out the calculation of earnings (loss) per share:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
CALCULATION OF EARNINGS (LOSS) PER SHARE
Net loss	(4.2)	(11.3)	(49.9)	(10.3)
Basic weighted average number of shares outstanding (in millions)	682.3	680.8	681.5	680.7
Dilution of securities:
Stock options	—	—	—	—
Diluted weighted average number of shares outstanding (in millions)	682.3	680.8	681.5	680.7
Net loss per share:
Basic	(0.01)	(0.02)	(0.07)	(0.02)
Diluted	(0.01)	(0.02)	(0.07)	(0.02)
The following table lists the equity securities excluded from the calculation of diluted loss per share. All stock options are excluded from the calculation when the Company is in a net loss position.

	Three months ended September 30		Nine months ended September 30
(in millions of units)	2022	2021	2022	2021
EQUITY SECURITIES EXCLUDED FROM THE CALCULATION OF DILUTED EARNINGS PER SHARE
Stock options	6.1	5.9	6.1	5.9

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15. Income and mining taxes
The following table outlines the composition of income tax expense between current tax and deferred tax:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2022	2021	2022	2021
CURRENT INCOME AND MINING TAX EXPENSE (RECOVERY)
Canada	1.5	0.8	1.6	2.6
Foreign	0.1	—	2.7	0.1
	1.6	0.8	4.3	2.7
DEFERRED INCOME AND MINING TAX EXPENSE (RECOVERY)
Canada	(12.0)	3.7	(12.8)	9.2
Adjustments in respect of prior year	(1.3)	1.9	(1.3)	1.9
	(13.3)	5.6	(14.1)	11.1

Total income tax (recovery) expense	(11.7)	6.4	(9.8)	13.8

16. Supplemental cash flow information
Supplemental cash flow information (included within operating activities) is as follows:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2022	2021	2022	2021
CHANGE IN NON-CASH OPERATING WORKING CAPITAL
Trade and other receivables	3.3	(0.3)	6.6	0.1
Inventories	6.4	(8.7)	(7.0)	(8.6)
Prepaid expenses and other	1.6	0.9	4.7	4.8
Trade and other payables	(1.2)	(18.9)	17.2	(8.1)
Total change in non-cash operating working capital	10.1	(27.0)	21.5	(11.8)
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	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2022	2021	2022	2021
OTHER NON-CASH ADJUSTMENTS
Unrealized loss (gain) on revaluation of foreign exchange forward contracts	7.2	(0.9)	8.2	(0.9)
Unrealized loss on concentrate contracts	1.0	1.0	0.4	0.1
Equity settled share-based payment expense	0.5	0.3	1.7	1.0
(Gain) loss on disposal of assets	(0.4)	(0.1)	2.0	1.5
Loss on revaluation of copper price option contracts	—	—	—	1.5
Unrealized (gain) loss on revaluation of non-current derivative financial instruments	(14.5)	21.9	(3.3)	36.1
(Gain) loss on revaluation of CSP’s reclamation and closure cost obligation	(0.3)	1.2	1.4	3.2
Inventory (reversal of write-down) provision	(1.7)	0.2	2.6	0.6
Loss on revaluation of investments	14.8	13.2	30.7	26.9
Flow through share premium	—	—	—	(1.7)
Total other non-cash adjustments	6.6	36.8	43.7	68.3

17. Segmented information
(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines. Income (loss) from operations of reportable operating segments are reviewed by the Company's chief operating decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The results from operations for these reportable operating segments are summarized in the following tables:

Three months ended September 30, 2022
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Total
OPERATING SEGMENT RESULTS
Gold revenues	95.8	21.4	—	117.2
Copper revenues	—	31.2	—	31.2
Silver revenues	2.3	0.5	—	2.8
Total revenues(1)	98.1	53.1	—	151.2
Operating expenses	54.4	44.8	—	99.2
Depreciation and depletion	39.0	16.2	—	55.2
Revenue less cost of goods sold	4.7	(7.9)	—	(3.2)
Corporate administration	—	—	5.1	5.1
Share-based payment expenses	—	—	(1.3)	(1.3)
Exploration and business development	0.2	3.7	0.1	4.0
Income (loss) from operations	4.5	(11.6)	(3.9)	(11.0)
1.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended September 30, 2022.
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Nine months ended September 30, 2022
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Total
OPERATING SEGMENT RESULTS
Gold revenues	296.0	49.8	—	345.8
Copper revenues	—	88.0	—	88.0
Silver revenues	6.2	1.6	—	7.8
Total revenues(1)	302.2	139.4	—	441.6
Operating expenses	161.0	113.2	—	274.2
Depreciation and depletion	109.9	33.2	—	143.1
Revenue less cost of goods sold	31.3	(7.0)	—	24.3
Corporate administration	—	—	16.0	16.0
Share-based payment expenses	—	—	0.2	0.2
Exploration and business development	2.2	11.1	0.5	13.8
Income (loss) from operations	29.1	(18.1)	(16.7)	(5.7)
1.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the nine months ended September 30, 2022.
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Three months ended September 30, 2021
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Total
OPERATING SEGMENT RESULTS
Gold revenues	99.4	19.0	—	118.4
Copper revenues	—	56.5	—	56.5
Silver revenues	3.8	1.1	—	4.9
Total revenues(1)	103.2	76.6	—	179.8
Operating expenses	55.5	33.1	—	88.6
Depreciation and depletion	36.8	11.3	—	48.1
Revenue less cost of goods sold	10.9	32.2	—	43.1
Corporate administration	—	—	4.3	4.3
Share-based payment expenses	—	—	0.8	0.8
Exploration and business development	0.2	1.6	0.4	2.2
Income (loss) from operations	10.7	30.6	(5.5)	35.8
evenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended September 30, 2021.

Nine months ended September 30, 2021
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Total
OPERATING SEGMENT RESULTS
Gold revenues	291.9	60.8	—	352.7
Copper revenues	—	174.8	—	174.8
Silver revenues	11.4	4.0	—	15.4
Total revenues(1)	303.3	239.6	—	542.9
Operating expenses	165.2	112.5	—	277.7
Depreciation and depletion	108.9	35.5	—	144.4
Revenue less cost of goods sold	29.2	91.6	—	120.8
Corporate administration	—	—	16.1	16.1
Share-based payment expenses	—	—	1.7	1.7
Exploration and business development	1.1	4.7	0.9	6.7
Income (loss) from operations	28.1	86.9	(18.7)	96.3
1. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the nine months ended September 30, 2021.

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(b) Segmented assets and liabilities
The following table presents the segmented assets and liabilities:

		Total assets		Total liabilities	Capital expenditures(1)
	As at September 30	As at December 31	As at September 30	As at December 31	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2022	2021	2022	2021	2022	2021	2022	2021
SEGMENTED ASSETS AND LIABILITIES
Rainy River	1,045.9	1,077.1	318.5	371.5	31.9	19.4	114.4	78.9
New Afton	956.5	901.7	487.0	624.8	38.0	36.0	107.1	110.2
Other(2)	252.5	498.0	426.3	524.6	—	—	0.1	0.1
Total segmented assets, liabilities and capital expenditures	2,254.9	2,476.8	1,231.8	1,520.9	69.9	55.4	221.6	189.2
1.Capital expenditures per consolidated statement of cash flows.
2.Other includes corporate balance and Cerro San Pedro.

18. Fair value measurement
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.
The Company has certain financial assets and liabilities that are measured at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from, or corroborated by, observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. There were no transfers among Levels 1, 2, and 3 during the three and
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nine months ended September 30, 2022 or the year ended December 31, 2021. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.
Valuation methodology for Level 1 financial assets and liabilities:

Investments
The fair value of the investments are measured based on the closing share price on the reporting date.

Valuation methodologies for Level 2 and 3 financial assets and liabilities:
Provisionally priced contracts and gold and copper swap contracts
The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.
Foreign exchange forward contracts
The fair value of foreign exchange forward contracts is calculated using the mark-to-market method based on the difference between the forward Canadian dollar to U.S dollar foreign exchange rate and the foreign exchange rates of the contracts.
Gold stream obligation
The fair value of the gold stream obligation is calculated using the risk-free interest rate derived from the U.S. Treasury rate, forward and consensus metal prices, company specific credit spread based on the yield on the Company’s 2027 Unsecured Notes, and expected gold and silver ounces to be delivered from Rainy River’s life of mine projections.
Free cash flow interest obligation
The fair value of the free cash flow interest obligation is calculated using the risk-free interest rate derived from the U.S. Treasury rate, forward and consensus metal prices, company specific credit spread based on the yield on the Company’s 2027 Unsecured Notes, and expected production, operating and capital costs from New Afton’s life of mine projections, including considerations to the minimum cash guarantee over the first four years of the instrument.

The following table summarizes the Company’s financial assets and liabilities by category and information about financial assets and liabilities measured at fair value on a recurring basis in the statement of
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financial position categorized by level of significance of the inputs used in making the measurements:

		As at September 30, 2022		As at December 31, 2021
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Financial assets at amortized cost		247.0		481.5
Trade and other receivables(1)	Financial assets at amortized cost		11.9		14.2
Provisionally priced contracts	Financial instruments at FVTPL	2	(4.4)	2	1.2
Gold and copper swap contracts	Financial instruments at FVTPL	2	3.9	2	(1.8)
Proceeds due from income tax refunds at Mesquite(2)	Financial assets at amortized cost	1	—	1	12.8
Investments	Financial instruments at FVTPL	1	32.9	1	59.5
FINANCIAL LIABILITIES
Trade and other payables(3)	Financial liabilities at amortized cost		143.7		124.3
Long-term debt	Financial liabilities at amortized cost		394.7		491.0
Gold stream obligation	Financial instruments at FVTPL	3	157.9	3	194.0
Free cash flow interest obligation	Financial instruments at FVTPL	3	339.2	3	467.4
Foreign exchange hedge contracts	Financial instruments at FVTPL	2	6.8	2	—
1.Trade and other receivables exclude provisionally priced contracts, gold and copper swap contracts, and proceeds due from Mesquite.
2.Proceeds due from income tax refunds at Mesquite are included in trade and other receivables on the consolidated statement of financial position.
3.Trade and other payables exclude the short-term portions of reclamation and closure cost obligations, the gold stream obligation, and the free cash flow interest obligation.

The carrying values and fair values of the Company’s financial instruments are as follows:

As at September 30, 2022			As at December 31, 2021
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	247.0	247.0	481.5	481.5
Trade and other receivables(1)	11.9	11.9	14.2	14.2
Provisionally priced contracts	(4.4)	(4.4)	1.2	1.2
Gold and copper swap contracts	3.9	3.9	(1.8)	(1.8)
Foreign exchange forward contracts	—	—	1.5	1.5
Proceeds due from income tax refunds at Mesquite(2)	—	—	12.8	12.8
Investments	32.9	32.9	59.5	59.5
FINANCIAL LIABILITIES
Trade and other payables(3)	143.7	143.7	124.3	124.3
Long-term debt	394.7	316.0	491.0	530.8
Gold stream obligation	157.9	157.9	194.0	194.0
Free cash flow interest obligation	339.2	339.2	467.4	467.4
1.Trade and other receivables exclude provisionally priced contracts, gold and copper swap contracts, and proceeds due from Mesquite.
2.Proceeds due from income tax refunds at Mesquite are included in trade and other receivables on the consolidated statement of financial position. The tax refunds were collected in September 2022.
3.Trade and other payables exclude the short-term portion of reclamation and closure cost obligation and the short-term portion of the gold stream obligation and New Afton free cash flow interest obligation.

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19. Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At September 30, 2022, these commitments totaled $78.0 million, which are expected to become due over the next 12 months. This compares to commitments of $48.3 million as at December 31, 2021. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s expectation to fulfill the contracts.
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